Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

											Nine Months Ended September 30, 2008
	2003		2004		2005		2006		2007
Earnings
Pre-tax income*	$55,987		$72,779		$130,918		$167,080		$106,818		$248,270
Fixed charges	8,379		11,067		20,755		31,313		47,689		39,238

Total earnings	$64,366		$83,846		$151,673		$198,393		$154,507		$287,508

Fixed Charges
Interest expense**	$7,352		$9,679		$18,815		$27,984		$42,371		$33,830
Rental interest factor	1,027		1,388		1,940		3,329		5,318		5,408

Total fixed charges	$8,379		$11,067		$20,755		$31,313		$47,689		$39,238

Ratio of earnings to fixed charge	7.7	x	7.6	x	7.3	x	6.3	x	3.2	x	7.3	x

*	Excludes equity earnings from investees.
**	Includes capitalized interest.